January 20, 2005

United States Securities and Exchange Commission
Att'n:  Christine Bashaw
        Staff Accountant
Washington, D.C. 20549


Re:  DeVry Inc. Form 10-K for the fiscal year ended June 30, 2004
     DeVry Inc. Form 10-Q for the quarter ended September 30, 2004 File No. 1-13988


Dear Ms. Bashaw:


This letter is in response to your letter dated December 22, 2004, to my attention.

1. Form 10-K for the Fiscal Year Ended June 30, 2004
   -------------------------------------------------
On behalf of DeVry Inc., its management hereby acknowledges:

- that the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
- that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


2. Item 9A. Controls and Procedures, page 106
   ------------------------------------------
Your reference to "disclosure and internal controls" is inconsistent with the defined terms "disclosure controls and procedures" and "internal control over financial reporting." In order to better understand your evaluation of the effectiveness of the company's disclosure controls and procedures, confirm supplementally that you will use the correct term in future periodic reports.

3. Item 9A. Controls and Procedures, page 106.
   -------------------------------------------
Please refer to the first and second paragraphs of existing disclosure, where you describe your disclosure controls and procedures and internal controls over financial reporting, specifically that they are designed to ensure correct and complete periodic reports, to safeguard assets, to certify assets are used only for their intended purposes, to verify that financial transactions are properly recorded and reported in a timely fashion, and to permit preparation of financial statements in conformity with GAAP. The description appears partly based upon the definition of disclosure controls and procedures set forth in Rule 13a-15(e) under the Securities Exchange Act of 1934, and partly derived from the definition of internal control over financial reporting found in Rule 13a-15(f). As currently presented however, it is unclear whether the required evaluation completely covers the effectiveness of the company's disclosure controls and procedures. As to disclosure controls and procedures, your description does not indicate that your disclosure controls and procedures are designed to ensure that all information (not just "financial information") is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms or that information is accumulated and communicated to management, including the principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure. The concluding sentence in the second paragraph of your disclosure indicates that the company's disclosure controls and procedures are effective "to ensure the correctness and completeness of this report." What about the timeliness of this report? Please confirm that the above conclusion is what was intended by your current disclosure and confirm that all future filings will contain similar clarifying disclosure. Alternatively, you may simply state that your Chief Executive Officer and Chief
Financial Officer concluded on the applicable dates that the company's disclosure controls and procedures were effective.

Response
--------
We have combined the response to comments #2 and #3 because of their similar nature.

We respectfully acknowledge your noting of the inconsistent use of the defined terms "disclosure controls and procedures" and "internal control over financial reporting." We will correct this inconsistent usage in our Form 10-Q for the quarter ended December 30, 2004 that will be filed in early February and also in all future reports.

We propose to use the following revised language:

"Evaluations required by Rule 13a - 15 of the Securities Exchange Act of 1934 of the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a - 15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this Report have been carried out under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer. Based upon such evaluations, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective. There have been no changes in the Company's internal controls over financial reporting during the period covered by this report that were identified in connection with the evaluation referred to above that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.


4. Note 3, Intangible Assets, page 125
   -----------------------------------
Please tell us how you determined your reporting units are in accordance with paragraph 30 of SFAS No. 142 and EITF D-101.

Response
--------
The following table summarizes intangible assets, net, and goodwill by reporting unit at June 30, 2004:


                                        ($000)

                        DeVry            Ross        Becker Professional
                      University      University            Review
                      ----------      ----------            ------
Intangible Assets      $ 1,645         $ 51,963            $32,738

Goodwill               $22,195         $239,486            $22,716

DeVry Inc. has four reporting units that are the same as its operating segments. These units are DeVry University, Ross
University, Becker Professional Review and the Center for
Corporate Education.

In accordance with paragraph 30 of SFAS No. 142, a reporting unit has discrete financial information and segment management regularly reviews the operating results. In conformity with this definition and the definitions in SFAS No. 131, the organizational structure of DeVry Inc. mirrors the segment reporting units. We have separate University segment managers for DeVry University and for Ross University. There is a
separate segment manager for Becker Professional Review.   Each
segment manager receives and reviews the discrete monthly financial information for their own operation and makes decisions with respect to operations accordingly. This is exactly the same information that is provided to our Chief Operating Officer and Chief Executive Officer who together are the chief operating decision makers. Further, this is the same information that is provided to the Board of Directors at their periodic meetings.

Within the DeVry University and Ross University units we have educational programs for which we can and do separately report selected information. For instance, we report student enrollments and revenues separately for the undergraduate and graduate educational programs within DeVry University. However, given the communality of the educational program operations and the organizational structure that supports them, we do not have nor do we provide to the segment managers or the chief operating decision makers meaningful discrete financial performance information which can serve as the basis for operating decisions or the allocation of assets within these reporting units. For instance, undergraduate and graduate educational programs are, in many cases, taught in the same facilities and managed by people working in support of both programs. There is no attempt made to allocate facility or administrative expense to the undergraduate or graduate programs.

The Becker Professional Review and our Center for Corporate
Education are similarly homogeneous in their operations and there is no separate discrete financial reporting at any level below the reporting unit level.

5. Note 3, Intangible Assets, page 125
   -----------------------------------
Further, tell us the operating segments that you aggregate into your reportable segments.

Response
--------
There is no aggregation of operating segments within the DeVry University and Ross University reportable segments. Within the Professional and Training reporting segment, we have aggregated the financial results of the Becker Professional Review with the financial results of our Center for Corporate Education since both serve the training marketplace in a similar fashion and operate in a similar regulatory environment. The Center for Corporate Education aggregated in the Professional and Training segment is an extremely small operation with annual revenues in fiscal year 2004 of $409,000 or 1.1% of the reporting unit revenues and approximately 0.05% of total Company revenues. Further, it has no separately identifiable assets other than accounts receivable from its customers that generally total no more than $200,000 at any time.


6. Note 4, Toronto Operations Phase Out, Impairment of Long-Lived Assets and Workforce Reduction, page 127
   ---------------------------------------------------------
We note that you recorded an accrual of $2.5 million for severance pay relating to personnel reductions in the Toronto area and certain U.S. campus operations. Please provide us with a detailed description of the events and circumstances that lead to this event, what the $2.5 million accrual represents, how many people were affected and the accounting literature that you relied upon in your decision to record this entry. Further tell us when you expect the remaining liability to be settled.

Response
--------
The accrual for $2.5 million for severance pay at the end of fiscal 2003 relating to various personnel reductions consists of three parts. First, an accrual for CDN$929,913 (U.S.$688,136) for 24 members of the faculty and staff at our Toronto-area
operations.   Our campus operations in the Toronto-area had
experienced declining enrollments for a number of years, causing us to reduce our educational program offerings there from three locations, to two and finally to one. Even with the focus of our operations centered in a single location, enrollments and revenues continued to decline. Facing the prospect of even further erosion of the enrollment and revenue base, and faced with a largely fixed cost of operation in the form of facilities, faculty and staff, the Company embarked upon a path of closing
that campus.   Having made that decision, we did not accept any
new student enrollments following the July 2003 term. Accordingly, selected faculty and staff were no longer needed and were notified of their termination to be effective with the completion of their required teaching or work assignments. All employees were so notified prior to June 30, 2003. Severance payments commenced upon their termination. An involuntary
termination liability was recorded pursuant to SFAS No. 112.   At
June 30, 2004, there remained an outstanding liability related to this group of terminated employees of CDN$141,000 (U.S.$105,750), to be paid until the period of severance pay has expired for the last of the recipients in August 2005.

Similarly, in the Company's U.S. operations, declining undergraduate enrollments, particularly in technology based programs, had reduced revenues and the need for faculty at some of the Company's U.S. campuses. In order to better match expenses to the declining enrollments, the Company offered in May 2003, a voluntary separation plan to actively employed faculty members with 15 or more years of service and who worked at selected campuses where enrollment declines had been most severe. Eligible faculty had until the close of business on June 27, 2003 to request their participation in the plan. A total of 24 faculty members chose to participate and were terminated as of that June 30 or upon completion of their required teaching assignments. The total accrual for this group of faculty equaled $1,446,564. This voluntary termination liability was recorded pursuant to SFAS No. 88. The amount included wages owed under the severance agreement, applicable payroll taxes to be paid by the Company in connection with the severance payments and the costs of continued medical coverage under the terms of the agreement.

As noted above, in addition to severance payments, medical coverage under the terms of the Company's current plan was continued for these 24 faculty with the full cost to be paid by the Company for one full year for each seven complete years of service, but modified to become only a supplement when the former faculty member became eligible for Medicare. The cost of these benefits was determinable based upon the known costs for the Company's coverage of its active employees. Wage benefits were paid in a lump sum. Medical coverage payments extend over the period of coverage and still continue for some of the participants. At June 30, 2004, approximately $347,000 of medical benefit costs remain to be paid, continuing on until the final payment is made in mid-2006.

The final piece of the $2.5 million accrual was $301,213 for wages and related payroll taxes for a group of 45 U.S. faculty who were notified of their involuntary separation immediately following the close of the voluntary separation plan acceptance period. Severance pay to this group was determined in accordance with the Company's existing severance policy. All of this severance had been paid as of June 30, 2004. This involuntary termination liability was recorded pursuant to SFAS No. 112.

At June 30, 2004, the Company had a total liability for severance related matters of $901,000. This included $488,000 remaining for severance related matters provided for as of June 30, 2003, and $413,000 for terminations subsequent to the actions described above.


7. Note 5, Income Taxes, page 128
   ------------------------------
We refer to the negative value ascribed to your investment in DeVry University's Canadian operations. Please describe the factors and assumptions that contributed to the negative valuation. Tell us how you considered these factors in your conclusion that there was no impairment in the value of the of your goodwill for any reporting unit as of the end of fiscal 2004 and 2003.

Response
--------
The negative valuation assigned to the Company's investment in its Canadian subsidiary was based upon a history of several years of negative cash flows and the forecast of further negative cash flows stemming, in part, from the declining enrollments and revenues at the Toronto-area operations described above in our response to comment #6. In making this determination about the valuation of its investment in the Canadian subsidiary, the Company's management also considered the results of a professional independent valuation.

As of June 30, 2003, there were no amounts assigned to goodwill or other intangible assets in the Canadian subsidiary. The Canadian subsidiary was, and remains, a part of the DeVry University reportable segment. The Company determined for both the fiscal year ended June 30, 2003 and June 30, 2004, that the estimated fair market value of the DeVry University reporting unit significantly exceeded the carrying value of the reporting unit even after considering the negative valuation of its Canadian subsidiary. In arriving at this conclusion, the Company considered the projected future cash flows for this reporting unit and also considered the results of a professional independent valuation. The Canadian operations of DeVry University are a very small part of the total DeVry University operation. For example, for the semester ending June 2003, student enrollments in the Canadian operations were 1,939 or only 4.5% of the total DeVry University enrollments.


8. Note 9, Commitments and Contingencies, page 136
   -----------------------------------------------
We note that for many of the loss contingencies disclosed in Note 9, you have provided a description of the issue, but very little information regarding how you evaluated the loss contingency in accordance with SFAS No. 5. It is unclear from your disclosures whether the loss contingencies are probable, reasonably possible or remote, if they are reasonably estimable or if you have recorded a loss associated with these contingencies. Please advise and revise your disclosure in future filings as appropriate.

In addition to the preceding comment, please respond to the
following issue specific comments:
-----------------------------------------------------------

9. Note 9, Commitments and Contingencies, page 136
   -----------------------------------------------
Please advise and revise your disclosures to indicate the status of each of the following matters:
     the patent infringement complaint from Acacia Research
       Corporation;
     the November 2000 class-action complaint;
     the January 2002 class-action complaint: and the Ontario Student Aid Program matter.

Response
--------
We have combined the response to comments #8 and #9 because of their similar nature.

In future filings we propose to use the following revised language in describing these Commitments and Contingencies.

"In September 2003, the Company received a notice from Acacia Research Corporation claiming patent-infringement. The notice alleges that the Company has infringed upon several Acacia patents relating to streaming audio and video technology. This technology was allegedly used by the Company through its online education platform provider and is also used by many other companies in conjunction with the delivery of online programs. The validity of the Acacia patents is being contested in a third party suit which DeVry Inc. is monitoring. Indications are that the court will not uphold the patents. The Company believes that the likelihood of loss is remote."

"In January 2002, the Company received notice of an antitrust complaint concerning the alleged monopoly by operations of its Becker CPA Review Corp. subsidiary in California. This complaint was filed in federal district court by the trustee in bankruptcy of a failed CPA review provider seeking a substantial amount of damages. In April 2002, this complaint was voluntarily dismissed by the plaintiff without prejudice. The complaint was amended and subsequently re-filed in state court. An initial mediation session did not result in an agreement. A second mediation session was held in August 2004 resulting in a tentative agreement to settle the matter. An agreement was finalized subsequent to the end of the first quarter of the Company's fiscal year 2005. In January 2005, the court approved a settlement in an amount for which the Company had previously accrued."

"In January 2002, a graduate of one of DeVry University's
Los Angeles-area campuses filed a class-action complaint on behalf of all students enrolled in the post-baccalaureate degree program in Information Technology. The suit alleges that the program offered by DeVry did not conform to the program as it was presented in the advertising and other marketing materials. In
March 2003, the complaint was dismissed by the court with limited right to amend and re-file. The complaint was subsequently amended and re-filed. During the first quarter of the Company's fiscal year 2004, a new complaint was filed by another plaintiff with the same general allegations and by the same plaintiffs attorneys. Discovery continues but there is no determinable date at which this matter may be brought to conclusion."

"In November 2000, three graduates of one of DeVry University's Chicago-area campuses filed a class-action complaint that alleges DeVry graduates do not have the appropriate skills for employability in the computer information systems field. The complaint was subsequently dismissed by the court, but was amended and re-filed, this time including a then current student from a second Chicago-area campus. Discovery continues but there is no determinable date at which this matter may be brought to conclusion. The Company has accrued $0.5 million representing the estimated minimum amount to resolve the two class-action claims."

"In conjunction with the required annual review procedures related to its administration of financial aid programs under the Ontario Student Aid Program, the Toronto-area DeVry campuses engaged in discussions with the Ontario Ministry of Education relating to certain additional information requirements for the 2001 and 2002 financial aid years. These additional information requirements could serve as the basis for a Ministry claim for the return of some amounts of financial aid disbursed to students attending these campuses. Discussions continued on a periodic basis but there has been no further communication from the Ministry in almost a year. The Company's Toronto-area campus has not accepted new student admission since November 2003 and is being operated under an agreement with RCC College of Technology as previously discussed. Accordingly, the Company is no longer participating in these financial aid programs. The Company believes that the likelihood of loss is remote."

At June 30, 2004, DeVry had recorded a $2.9 million accrual
representing the estimated loss for the specific items noted
above.   The accrual provided consists of the following
components:

     $2.4 million was provided for the Becker antitrust complaint. This was based upon instructions to our attorneys to seek and enter into a settlement in amounts approximately equal to what the Company had accrued.
     Subsequent to June 30, 2004, the Company negotiated a settlement for a somewhat lesser amount. In January 2005, the court approved a settlement in the amount of $2.0 million.

     $0.5 million provided for eventual resolution of the two student class-action suits.

In light of the above settlement of the antitrust suit, the Company will re-evaluate its accrual for these matters and adjust its accrual in the financial statements for the period ending
December 31, 2004.


10. Settlement of Class Action Complaint
    ------------------------------------
We refer to the class-action complaint that was settled in June
2004. Tell us and revise to disclose if the ultimate settlement of this matter was material to the financial condition, results of operations or cash flows of the company.

Response
--------
The total settlement amount for the class action complaint by former field sales representatives was approximately $206,400.
This amount is not material to the financial condition, results of operations or cash flows of the Company.


11. Estimated Loss Contingency
    --------------------------
You state that you have recorded approximately $2.9 million associated with estimated loss contingencies at June 30, 2004.
It is unclear what issues this liability relates to. Please advise and revise.

Response
--------
The estimated loss contingency of $2.9 million relates only to those specific items disclosed and described in our footnote on Commitments and Contingencies. No other items are included in this contingency. As discussed in our response to comment # 8 and # 9 above, the estimated loss contingency consisted of $2.4 million for the settlement offer relating to the Becker antitrust complaint and $0.5 million relating to the two student antitrust complaints.

Form 10-Q for Quarter Ended September 30, 2004
----------------------------------------------

12. Item 4, Controls and Procedures, page 32
    ----------------------------------------
Please supplementally confirm that you will comply with comment 1 above in all future filings.

Response
--------
We confirm that the Company will comply with comment #1 above in all future filings.


13. Controls and Procedures, page 32
    --------------------------------
You state that "there were no significant changes in internal control over financial reporting." Please discuss whether there was "any change in the registrant's internal control over financial reporting. that occurred during the registrant's last fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting." Regulation S-K Item 308(c). (emphasis added). Please confirm supplementally that you will comply with this comment in all future filings.

Response
--------
There were no changes to our internal control over financial reporting that occurred during the first fiscal quarter ended September 30, 2004, that materially affected or was likely to materially affect our internal control over financial reporting. During this period, and during previous periods, the Company continued to review and revise its internal control processes and their documentation. The Company also undertook selected internal audits of various financial processes at multiple locations. However, these activities did not have a material effect on our internal control over financial reporting.

Further, we will comply with this comment in all future filings.



If you have any questions regarding this letter, please feel free to call me.

Sincerely,

/s/Norman M. Levine

Norman M. Levine
Sr. V.P. and Chief Financial Officer
DeVry Inc.
630 574 1906